Smart Share Global Limited

6th Floor, 799 Tianshan W Road

Changning District, Shanghai 200335

People’s Republic of China

March 10, 2023

VIA EDGAR

Mr. Dietrich King

Ms. Kate Beukenkamp

Mr. Adam Phippen

Mr. Tony Watson

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Smart Share Global Limited (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2021 Filed on April 27, 2022 (File No. 001-40298)

Dear Mr. King, Ms. Beukenkamp, Mr. Phippen and Mr. Watson,

This letter sets forth the Company’s responses to the comments contained in the letter dated March 6, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 27, 2022 (the “2021 Form 20-F”) and the Company’s response to the Staff’s comments regarding the 2021 Form 20-F submitted on February 13, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page 1

1.	We note your response to comment 1 and reissue in part. In future filings, please revise your definition of "China" and "PRC" to state that the legal and operation risks associated with operating in China also apply to operations in Hong Kong, as PRC regulations that may not be currently applicable to Hong Kong companies may become applicable given the PRC's oversight of that region.

In response to the Staff’s comment, the Company proposes to include the following underlined disclosure in the referenced section (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

March 10, 2023

•        “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan; we currently do not conduct any business in Hong Kong, however, in the event that we decide to operate in Hong Kong and if mainland China regulations are applied in Hong Kong in the future, the legal and operational risks associated with having operations in mainland China would also apply to our operations in Hong Kong;”

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If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 (21) 6050-3535 or maria@enmonster.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Maria Yi Xin
Maria Yi Xin
Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP